Morningstar Investment Services LLC

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morningstar Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 West Washington Street
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Needham 312-244-8290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Street	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Daniel Needham_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Morningstar Investment Services LLC_____ , as
of _____December 31_____ , 20 20_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Daniel Needham   Digitally signed by Daniel Needham
                   Date: 2021.02.25 15:04:35 -06'00'
_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain
Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from Covid 19,
Morningstar Investment Services LLC is making this filing without a notarization**

Morningstar Investment Services LLC

Statement of Financial Condition

December 31, 2020

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Morningstar Investment Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Morningstar Investment Services LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2011.

Chicago, Illinois
February 26, 2021

Morningstar Investment Services LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	29,614,452
Fees receivable, less allowance for credit losses of $4,169		6,084,076
Loan to Ultimate Parent		93,900,000
Interest receivable on loan to Ultimate Parent		8,642,014
Other assets		198,074
Total assets	$	138,438,616
Liabilities and Shareholder's Equity		
Accounts payable and accrued expenses	$	3,107,253
Due to Parent		756,896
Due to Ultimate Parent		2,870,539
Total liabilities	$	6,734,688
Shareholder's equity:		
Common stock - $0.01 par value; 10,000 shares authorized; 100 shares issued		1
Additional paid-in capital		24,141,450
Retained earnings		107,562,477
Total shareholder's equity	$	131,703,928
Total liabilities and shareholder's equity	$	138,438,616

See accompanying notes to statement of financial condition.

1. General

a. Organization

The accompanying statement of financial condition includes the accounts of Morningstar Investment Services LLC (the Company, we, our). Morningstar, Inc., a publicly traded company, is the ultimate owner of the Company. Morningstar, Inc. and its subsidiaries (collectively, the Ultimate Parent) are affiliates of the Company.

Effective December 31, 2015, Morningstar Investment Management LLC (MIM, the Parent) elected to reorganize the structure of the Company, into a limited liability company (i.e., Morningstar Investment Services LLC) and transferred ownership of that limited liability company to MIM in the form of a capital contribution.

The Company, a Delaware limited liability company effective from January 1, 2016, is a securities broker/dealer and investment adviser registered with the Securities and Exchange Commission (the SEC) and is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investors Protection Corporation (SIPC). The Company provides portfolio-management services for financial advisors and intermediaries. In accordance with the terms of the Company's limited liability company agreement, the Company will continue in perpetuity, unless terminated earlier by decision of the sole member, which is the Parent. The Parent currently has no plans to terminate the Company's limited liability company agreement.

COVID-19 Update

We continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business, including how it affects team members, customers, suppliers, and global markets. Given the dynamic nature of these circumstance, the long-term of the COVID-19 pandemic on our ongoing business, results of operations, and overall future financial performance cannot be reasonably estimated at this time.

2. Summary of Significant Accounting Policies

a. Basis of Presentation and Management's Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

b. Cash

The Company has a cash balance of $29,614,452 as of December 31, 2020. The Company holds its cash with a federal insured institution. Cash balances with the institution may be in excess of federally insured limits. The Company has not realized any losses in such accounts and believes it is not exposed to any significant credit risk.

c. *Fees Receivable*

Fees receivable represent advisory fees and shareholder servicing fees due from third parties and are recorded at their net realizable value. We maintain an allowance for credit losses based on our estimate of the probable losses of fees receivable.

As of December 31, 2020, the Company had $6,084,076 of fees receivable, net of $4,169 of allowance for doubtful accounts. The Company has not realized any impairment losses on receivables during 2020 or in prior periods.

d. *Due to Ultimate Parent and Due to Parent*

Due to Ultimate Parent and Due to Parent include amounts due to the Ultimate Parent and Parent, respectively, which relate to intercompany agreements. See Note 5, Related-Party Transactions, for additional information about these balances.

e. *Income Taxes*

The Company has elected to be treated as a disregarded entity for federal and state income tax purposes effective from January 1, 2016. As a disregarded entity, the Company's taxable income is included in the respective income tax returns of the Ultimate Parent. Therefore, the liability for payment of federal and state income tax on the Company's earnings is the responsibility of Ultimate Parent, rather than the Company. Accordingly, no liability for U.S. federal and state income taxes will be recorded in the Company's financial statements.

f. *Accounting for Sabbatical Leave*

Full-time employees of the Company are eligible for six weeks of paid time off after four years of continuous service. In accordance with ASC 710-10-25, *Compensated Absenses*, the Company records a liability for employees' sabbatical benefits over the period employees earn the right for sabbatical leave. As of December 31, 2020, the Company had accrued $378,365 for sabbatical earned by eligible employees which is included in accounts payable and accrued expenses on the statement of financial condition.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness, as defined.

At December 31, 2020, the Company had net capital, as defined, of $22,433,316, which was $21,984,337 greater than the required minimum net capital of $448,979. The Company's ratio of aggregate indebtedness to net capital, as defined, was 0.30 to 1.

4. Defined Contribution Plan

Substantially all employees participate in the defined contribution 401(k) plan sponsored by the Ultimate Parent. The plan allows employees to voluntarily contribute pretax dollars up to a maximum amount allowable by the Internal Revenue Service. In 2020, we made matching contributions to our 401(k) program in the United States in an amount equal to 75 cents for every dollar of employee contributions up to a maximum of 7% of employee compensation in each pay period.

5. Related-Party Transactions

a. *Intercompany Agreements*

The Company has relationships with the Ultimate Parent and the Parent in the form of intercompany agreements whereby the Company engages them to provide certain services and support.

Intercompany Activity with Ultimate Parent

Intercompany activities between the Company and the Ultimate Parent include, but are not limited to, infrastructure, personnel support, insurance, data, databases, investment research, and reports.

At December 31, 2020, the Company had a payable to the Ultimate Parent in the amount of $2,870,539 with no intercompany receivable balance.

Intercompany Activity with Parent

Intercompany activities between the Company and the Parent include, but are not limited to, operational and client service support, and the construction and ongoing monitoring of portfolios.

At December 31, 2020, the Company had a payable to the Parent in the amount of $756,896, with no intercompany receivable balance.

b. *Intercompany Loans*

The Company and the Ultimate Parent have an intercompany loan agreement. As of December 31 2020, the Company funded the Ultimate Parent $93,900,000 in cash and recorded $8,642,014 of related interest receivable on the loan.

The interest rate for 2020 was 2.6% which is the 2020 Federal short-term rate plus one percent. No interest is paid currently for this loan and interest earned during 2020 was $2,552,277. The agreement automatically renews for an additional one-year term on December 31 of each year, unless either party provides written notice of non-renewal at least 60 days prior to the expiry of the then-current term. The interest rate for this loan is agreed by both parties on an annual basis. The Company assessed the collectibility of the Loan to Ultimate Parent and related interest receivable concluding that no valuation allowance is required as the Ultimate Parent has the intent and ability to repay the outstanding balance in its entirety. The Ultimate Parent may terminate this agreement at any time without penalty by repaying the principal balance, together with all accrued interest.

6. Recently Issued Accounting Pronouncements

Current Expected Credit Losses: On June 16, 2016, the FASB issued ASU No. 2016-13, *Financial Instruments-Credit Losses* (Topic 326)*: Measurement of Credit Losses on Financial Instruments* (ASU No. 2016-13)*,* which requires that expected credit losses relating to financial assets measured on an amortized cost basis and available-for-sale debt securities be recorded through an allowance for credit losses. ASU No. 2016-13 limits the amount of credit losses to be recognized for available-for-sale debt securities to the amount by which carrying value exceeds fair value and requires the reversal of previously recognized credit losses if fair value increases. On April 25, 2019, the FASB issued ASU No. 2019-04, *Codification Improvements* (ASU No. 2019-04), which clarifies certain aspects of accounting for credit losses. On May 15, 2019, the FASB issued ASU No. 2019-05, *Financial Instruments-Credit Losses* (Topic 326)*: Targeted Transition Relief* (ASU No. 2019-05), which allows entities to elect the fair value option on certain financial instruments. The new standard became effective for us on January 1, 2020 and was applied prospectively. As a result of the adoption of these standards, we made changes to our processes for the assessment of the adequacy of our allowance for credit losses on certain types of financial instruments, including fees receivable. The adoption of ASU No. 2016-13, ASU No. 2019-04, and ASU No. 2019-05 did not have a material impact on the consolidated financial statements, related disclosures, or results of operations.

7. Contingencies

We are involved from time to time in regulatory examinations and investigations, legal proceedings and litigation that arise in the normal course of our business. While it is difficult to predict the outcome of any particular proceeding, we do not believe the result of any of these matters will have a material adverse effect on our business, operating results, or financial position.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

8. Subsequent Events

The Company evaluated its December 31, 2020 financial statements for subsequent events through February 26, 2021, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.